SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MAKO SURGICAL CORP.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

560879108

(CUSIP Number)

Kerry Kenny

525 University Ave., Suite 520

Palo Alto, CA 94301

650-475-0144

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 560879108

1.	Name of Reporting Persons Skyline Venture Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 3,825,856 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 3,825,856 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,825,856 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 11.4% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by Skyline Venture Partners V, L.P. (“SVP V”), Skyline Venture Management V, LLC (“SVM V”) and John Freund (“Freund,” together with SVP V and SVM V, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 3,195,249 shares held by SVP V; and (ii) a fully exercisable warrant to purchase 487,450 shares held by SVP V.  SVP V also holds a warrant to purchase 143,157 shares, fully exercisable upon the earlier of (A) the event of a certain qualified financing transaction as set forth in the Securities Purchase Agreement dated as of October 28, 2008, attached as Exhibit A or (B) December 31, 2009.  SVM V serves as the sole general partner of SVP V and owns no securities of the Issuer directly.  Freund is a director and the sole managing member of SVM V with voting and dispositive powers over the shares held by SVP V; however, Freund disclaims beneficial ownership of the shares held by SVP V except to the extent of his pecuniary interests therein.

(3) This percentage is calculated based upon 33,632,696 shares of Common Stock outstanding (as of March 1, 2010) as set forth in the Issuer’s most recent Quarterly Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2010.

CUSIP No. 560879108

1.	Name of Reporting Persons Skyline Venture Management V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 3,825,856 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 3,825,856 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,825,856 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 11.4% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by Skyline Venture Partners V, L.P. (“SVP V”), Skyline Venture Management V, LLC (“SVM V”) and John Freund (“Freund,” together with SVP V and SVM V, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 3,195,249 shares held by SVP V; and (ii) a fully exercisable warrant to purchase 487,450 shares held by SVP V.  SVP V also holds a warrant to purchase 143,157 shares, fully exercisable upon the earlier of (A) the event of a certain qualified financing transaction as set forth in the Securities Purchase Agreement dated as of October 28, 2008, attached as Exhibit A or (B) December 31, 2009.  SVM V serves as the sole general partner of SVP V and owns no securities of the Issuer directly.  Freund is a director and the sole managing member of SVM V with voting and dispositive powers over the shares held by SVP V; however, Freund disclaims beneficial ownership of the shares held by SVP V except to the extent of his pecuniary interests therein.

(3) This percentage is calculated based upon 33,632,696 shares of Common Stock outstanding (as of March 1, 2010) as set forth in the Issuer’s most recent Quarterly Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2010.

CUSIP No. 560879108

1.	Name of Reporting Persons John Freund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 3,825,856 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 3,825,856 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,825,856 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 11.4% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by Skyline Venture Partners V, L.P. (“SVP V”), Skyline Venture Management V, LLC (“SVM V”) and John Freund (“Freund,” together with SVP V and SVM V, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 3,195,249 shares held by SVP V; and (ii) a fully exercisable warrant to purchase 487,450 shares held by SVP V.  SVP V also holds a warrant to purchase 143,157 shares, fully exercisable upon the earlier of (A) the event of a certain qualified financing transaction as set forth in the Securities Purchase Agreement dated as of October 28, 2008, attached as Exhibit A or (B) December 31, 2009.  SVM V serves as the sole general partner of SVP V and owns no securities of the Issuer directly.  Freund is a director and the sole managing member of SVM V with voting and dispositive powers over the shares held by SVP V; however, Freund disclaims beneficial ownership of the shares held by SVP V except to the extent of his pecuniary interests therein.

(3) This percentage is calculated based upon 33,632,696 shares of Common Stock outstanding (as of March 1, 2010) as set forth in the Issuer’s most recent Quarterly Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2010.

Item 1.                                   Security and Issuer.

(a)          This Statement on Schedule 13D is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of MAKO Surgical Corp. (the “Issuer”).

(b)         The principal executive office of the Issuer is located at 2555 Davie Road, Fort Lauderdale, Florida 33317.

Item 2.                                   Identity and Background.

(a)          This Amendment to the Schedule 13D is filed by Skyline Venture Partners V, L.P. (“SVP V”), Skyline Venture Management V, LLC (“SVM V”), John G. Freund (“Freund,” together with SVP V, SVM V and Freund, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)         The address of the principal place of business of the Reporting Persons is 525 University Avenue, Suite 520, Palo Alto, California 94301.

(c)          The principal business of the Reporting Persons is venture capital investment.

(d)         During the last five years, none of the Listed Persons (as defined below), to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Listed Persons (as defined below), to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            SVP V is a Delaware limited partnership.  SVM V is a California limited liability company.  Freund is a citizen of the United States of America.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling SVM V, the general partner of SVP V (the “Listed Persons”), required by Item 2 of Schedule 13D is listed on Schedule I hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

On October 28, 2008, 2,437,249 shares of Common Stock were purchased by SVP V for an aggregate consideration of $15,110,943.80 of its working capital.  A fully exercisable warrant to purchase 487,450 shares of Common Stock was purchased by SVP V for an aggregate consideration of $60,931.23 of its working capital.  A warrant to purchase 143,157 shares held by SVP V exercisable after the earlier of (i) the event of a certain qualified financing transaction as set forth in the Securities Purchase Agreement dated as of October 28, 2008, attached as Exhibit A or (ii) December 31, 2009 were purchased by SVP V for an aggregate consideration of $17,894.63 of its working capital.

On August 14, 2009, 758,000 shares of Common Stock were purchased by SVP V for an aggregate consideration of $5,495,500 of its working capital.

SVP V received the funds for both purchases through contributions of capital from its respective partners (general and limited).  No part of any purchase by the aforementioned entities was financed with borrowed funds.

Item 4.                                   Purpose of Transaction.

SVP V agreed to purchase the securities for investment purposes with the aim of increasing the value of its investments in the Issuer.

Freund is a member of the Board of Directors of the Issuer and also serves as the sole Managing Member of SVM V, which serves as the sole General Partner of SVP V.

On October 28, 2008, SVP V entered into that certain Securities Purchase Agreement (the “Offering”) to purchase 2,437,249 shares of Common Stock of the Issuer, at a price of $6.20 per share (the “Common Shares”).   In connection therewith, SVP V received a warrant to purchase an aggregate of 487,450 shares of Common Stock of the Issuer (the “First Closing Warrant”) and a warrant to purchase an aggregate of 143,157 shares of Common Stock (the “Call Warrant”).  The First Closing Warrant has a term of seven years, expiring October 28, 2015.  The exercise price under the First Closing Warrant is $7.44 per share.  The First Closing Warrant may be exercised any day on or after one hundred and eighty days (180) from October 28, 2008 and prior to the expiration of its term by payment of the per share exercise price either in cash or by cashless or net exercise of the First Closing Warrant.  The applicable per share purchase price and the number of shares issuable upon exercise of the First Closing Warrant is subject to adjustment for the occurrence of certain events, including stock dividends and split-ups, combinations, reorganizations and reclassifications.  The Call Warrant has a term of seven years from the date the Call Warrant becomes exercisable.  The exercise price under the Call Warrant is $6.20 per share.  The Call Warrant may be exercised after the earlier of (i) the event of a certain qualified financing transaction as set forth in the Securities Purchase Agreement dated as of October 28, 2008, attached as Exhibit A or (ii) December 31, 2009 and prior to the expiration of its term by payment of the per share exercise price either in cash or by cashless or net exercise of the Call Warrant.

In connection with the Offering, SVP V has provided the Issuer with a call right whereby the issuer may, subject to the satisfaction of certain conditions (the “Call Right”), require SVP V to purchase, prior to December 31, 2009, (i) $8,875,739.65 worth of Common Stock with a purchase price of the lower of (A) $6.20 per share or (B) the five day volume weighted average price of the Issuer’s Common Stock on the primary exchange or quotation system on which the Common Stock is then listed or quoted for the period ending on the date immediately prior to the closing date of the transaction associated with the exercise of the Issuer’s call right; and (ii) an additional warrant to purchase shares of Common Stock of either 15% or 40% of the sum of the Common Stock shares purchased in the Offering and those purchased in connection with the Call Right depending on whether the Issuer meets certain conditions set forth in the Offering.

In connection with the Offering, the Issuer increased the number of members of the Board of Directors of the Company (the “Board”) to ten (10).  Additionally, so long as SVP V or its affiliated entities hold at least 25% of the 2,437,450 Common Shares it purchased in the Offering, it shall be entitled to appoint one (1) representative to the Board.  John Freund has been initially appointed by SVP V to this Board position.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the form of the Purchase Agreement which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

On August 10, 2009, each of SVP V and Fruend entered into a Lock-Up Agreement with the Issuer whereby they agreed not to make certain dispositions (as set forth in the Lock-Up Agreement) of shares of their Common Stock (as defined in the Lock-up Agreement) for a period of 90 days (“Lock-Up Period”) without the prior written consent of the Issuer.  Prior to engaging in any transaction or taking any other action that is subject to the terms of the Lock-up Agreement during the period from the date of the Lock-up Agreement to and including the 34th day following the expiration of the initial Lock-Up Period, SVP V and Fruend, as applicable, will give notice thereof to the Issuer and will not consummate such transaction or take any such action unless it has received written confirmation from the Issuer that the Lock-Up Period has expired. The foregoing description of the Lock-up Agreement is qualified in its entirety by reference to the Lock-up Agreement which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

On August 14, 2009, SVP V entered into that certain Purchase Agreement (the “Purchase Agreement”) to purchase 758,000 Common Shares of the Issuer, at a price of $7.25 per share.

On August 10, 2009, SVP V entered into that certain Lock-Up Agreement.

Subject to applicable legal requirements, the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions.  In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time.  The Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.                                   Interest in Securities of the Issuer.

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on this Schedule 13D is provided as of August 14, 2009:

Reporting Persons	Shares Held Directly	First Closing Warrants Held Directly	Call Warrants Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)

SVP V	3,195,249	487,450	143,157	0	3,825,856	0	3,825,856	3,825,856	11.4%

SVM V	0	0		0	3,825,856	0	3,825,856	3,825,856	11.4%

Freund	0	0		0	3,825,856	0	3,825,856	3,825,856	11.4%

(1) SVM V serves as the sole general partner of SVP V.  SVM V owns no securities of the Issuer directly and shares power to vote and dispose of the shares held by SVP V.  Freund serves as a managing director of SVM V and may be deemed to share power to vote and dispose of the shares held by SVP V; however, Freund disclaims beneficial ownership of the shares held by SVP V, except to the extent of his pecuniary interests therein.

(2) This percentage is calculated based upon 33,632,696 shares of Common Stock outstanding (as of March 1, 2010) as set forth in the Issuer’s most recent Quarterly Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2010.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.                                   Material to Be Filed as Exhibits.

Exhibit A:  Securities Purchase Agreement dated October 28, 2008, by and among the Issuer, Montreux Equity Partners IV, L.P., Montreux IV Associates, LLC, Skyline Venture Partners V, L.P., and Alta Partners VIII L.P.  (Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit B:  Form of Warrant issued to SVP V in connection with the Offering (Incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit C:  Form of Call Warrant issued to SVP V in connection with the Offering (Incorporated by reference to Exhibit 4.3 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit D:  Form of Second Closing Warrant to be issued to SVP V in connection with the Call Right (Incorporated by reference to Exhibit 4.4 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit E:  Form of Call Exercise Warrant to be issued to SVP V in connection with the Call Right (Incorporated by reference to Exhibit 4.5 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit F:  Purchase Agreement dated August 14, 2009 (Incorporated by reference to Exhibit 1.1 to the Issuer’s Form 8-K filed on August 17, 2009 (SEC File No. 001-33966)).

Exhibit G:  Lock-Up Agreement dated August 10, 2009.

Exhibit H:  Agreement regarding filing of joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2010

SKYLINE VENTURE PARTNERS V, L.P.

By:	Skyline Venture Management V, LLC
Its:	General Partner

By:	/s/ John Freund

Name:	John Freund
Manager

SKYLINE VENTURE MANAGEMENT V, LLC

By:	/s/ John Freund

Name:	John Freund
Manager

/s/ John Freund
John Freund

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SCHEDULE I

John G. Freund

c/o Skyline Ventures

525 University Avenue, Suite 520

Palo Alto, California 94301

Principal Occupation:  Principal of venture capital investment partnerships

Citizenship:  United States of America

EXHIBIT INDEX

Exhibit A:  Securities Purchase Agreement dated October 28, 2008, by and among the Issuer, Montreux Equity Partners IV, L.P., Montreux IV Associates, LLC, Skyline Venture Partners V, L.P., and Alta Partners VIII L.P.  (Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit B:  Form of Warrant issued to SVP V in connection with the Offering (Incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit C:  Form of Call Warrant issued to SVP V in connection with the Offering (Incorporated by reference to Exhibit 4.3 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit D:  Form of Second Closing Warrant to be issued to SVP V in connection with the Call Right (Incorporated by reference to Exhibit 4.4 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit E:  Form of Call Exercise Warrant to be issued to SVP V in connection with the Call Right (Incorporated by reference to Exhibit 4.5 to the Issuer’s Form 8-K filed on October 29, 2008 (SEC File No. 001-33966)).

Exhibit F:  Purchase Agreement dated August 14, 2009 (Incorporated by reference to Exhibit 1.1 to the Issuer’s Form 8-K filed on August 17, 2009 (SEC File No. 001-33966)).

Exhibit G:  Lock-Up Agreement dated August 10, 2009.

Exhibit H:  Agreement regarding filing of joint Schedule 13D.

Exhibit G

LOCK-UP AGREEMENT

                   , 2009

Piper Jaffray & Co.

800 Nicollet Mall, Suite 800

Minneapolis, MN 55402

Re:    Proposed Public Offering of MAKO Surgical Corp.

Ladies and Gentlemen:

The undersigned understands that Piper Jaffray & Co. (“Piper Jaffray”) will act as representative for a group of underwriters (the “Underwriters”) that proposes to enter into a Purchase Agreement (the “Purchase Agreement”) with MAKO Surgical Corp. (the “Company”), providing for the public offering (the “Offering”) by the Underwriters of common stock of the Company (the “Common Stock”) pursuant to the Company’s registration statement (Reg. No. 333-159302) filed with the U.S. Securities and Exchange Commission on June 5, 2009.

In consideration of the Underwriters’ agreement to purchase and make the Offering, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby agrees that without the prior written consent of Piper Jaffray, on behalf of the Underwriters (which consent may be withheld in Piper Jaffray’s sole discretion), the undersigned will not, during the period commencing on the date hereof and ending 90 days after the date of the Purchase Agreement (the “Lock-Up Period”), directly or indirectly: (1) offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any shares of the Common Stock, or any securities convertible into or exercisable or exchangeable for the Common Stock; (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, or any securities convertible into or exchangeable for the Common Stock, regardless of whether any such transaction described herein is to be settled by delivery of the Common Stock or such other securities, or by delivery of cash or otherwise; (3) make any demand for, or exercise any right with respect to, the registration of any shares of the Common Stock or any security convertible into or exercisable of exchangeable for the Common Stock; or (4) publicly announce any intention to do any of the foregoing.

Notwithstanding the foregoing sentence, the transfer restrictions referenced above shall not apply to (i) a bona fide gift or gifts, (ii) the transfer by will or intestate succession to the legal representatives or a member of the immediate family of the undersigned, (iii) dispositions to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, (iv) the surrender or forfeiture of shares of Common Stock to the Company to satisfy tax withholding obligations upon exercise or vesting of stock options or equity awards and (v) if the undersigned is a partnership or corporation or similar entity, a distribution to the limited partners or stockholders of the undersigned; provided, that (y) in the case of any gift, disposition or transfer pursuant to clause (i), (ii), (iii) or (v), each donee or transferee agrees in writing with Piper Jaffray to be bound by the terms of this Lock-Up Agreement, and (z) in the case of any gift, disposition or transfer pursuant to clause (i), (ii), (iii), (iv) or (v), no filing by any party under Section 16(a) of the Securities Exchange Act of 1934, as amended or other public announcement shall be required or shall be made voluntarily in connection with such gift, disposition or transfer. For purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, nor more remote than first cousin.

Anything herein to the contrary notwithstanding, if

(1)                                  during the last 17 days of the Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or

(2)                                  prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, then the Lock-Up Period shall be extended and the restrictions imposed by this letter shall continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event.

The undersigned hereby acknowledges and agrees that written notice of any extension of the Lock-Up Period pursuant to the previous paragraph will be delivered by Piper Jaffray to the Company (in accordance with the notice provision in the Underwriting Agreement) and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned.

The undersigned hereby further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Agreement during the period from the date of this Lock-Up Agreement to and including the 34th day following the expiration of the initial Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as such may have been extended pursuant to the previous paragraph) has expired.

Notwithstanding the foregoing, if the Company is eligible to file an S-3 or F-3 registration statement, has “actively traded securities” within the meaning of Rule 139 of the Securities Act of 1933, or otherwise satisfies the requirements set forth in Rule 139 that would permit Piper Jaffray or any underwriter to publish issuer-specific research reports pursuant to Rule 139, the Lock-Up Period shall not be extended upon the occurrence of (1) or (2) above.

The undersigned hereby agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent against the transfer of securities of the Company held by the undersigned, except in compliance with this Lock-Up Agreement.

The undersigned recognizes that the Offering will benefit the undersigned and the Company. The undersigned acknowledges that the Underwriters are relying on the representations and agreements of the undersigned contained in this Lock-Up Agreement in carrying out the Offering and in entering into the Purchase Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. This Lock-Up Agreement is irrevocable and all authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

Printed Name:
Skyline Venture Partners V, L.P.
By: Skyline Venture Management V, LLC
Its: General Partner

By:	/s/ John G. Freund
John G. Freund, Managing Director

	Address:	525 University Ave., Suite 520

Palo Alto, CA 94301

Accepted as of the date

first set forth above:

PIPER JAFFRAY & CO.

By:

Name:

Title:

The undersigned recognizes that the Offering will benefit the undersigned and the Company. The undersigned acknowledges that the Underwriters are relying on the representations and agreements of the undersigned contained in this Lock-Up Agreement in carrying out the Offering and in entering into the Purchase Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. This Lock-Up Agreement is irrevocable and all authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

Printed Name:	/s/ John G. Freund

John G. Freund

Capacity:	Director

(Indicate capacity of person signing if signing as custodian or trustee or on behalf of an entity)

Address:

Accepted as of the date
first set forth above:

PIPER JAFFRAY & CO.

By:

Name:

Title:

Questions

Provide your full name and, if applicable, the full name of the corporation, partnership, trust or other entity on whose behalf you are completing this Questionnaire and in whose name the securities of the Company are registered.

Skyline Venture Partners V, L.P.

1.                                       Please indicate below whether you have any information pertaining to underwriting compensation and arrangements entered into or items of value received during the 180-day period immediately preceding the Due Date or to be received by any underwriter or related person or any dealings between any underwriter or related person or any member or person associated with a member on the one hand, and the Issuer, on the other hand, other than information relating to the proposed Offering of the Company’s Securities. (Certain words or phrases used in this question are defined on pages 2-3 of this Questionnaire).

Yes                                ☐                                   No                                 ☒                                                If Yes, please explain.

Explanation:

2.                                                               Are you:

Yes                          No

☒                                  ☐                                    (a) an officer or member of the board of directors of the Company;

☒                                  ☐                                    (b) a beneficial owner of five percent (5%) or more of any class of the Company’s securities; or **As a Managing Director of the General Partner of Skyline Venture Partners V, L.P. I may be deemed a beneficial owner, although I hereby disclaim any beneficial interest except as to any pecuniary interest therein.

☐                                    ☒                                  (c) a purchaser of the Company’s unregistered equity securities that were acquired during the 180-day period immediately preceding the Due Date (except for securities acquired through any stock bonus, pension or profit-sharing plan that qualifies under Section 401 of the Internal Revenue Code)?

3.                                       Are you:

(a)                                  A member of FINRA;

(b)                                 an affiliate of a FINRA member;

(c)                                  a person associated with a FINRA member; or

(d)                                 an underwriter or related person with respect to the proposed Offering? (Certain words or phrases used in this question are defined on pages 2-3 of this Questionnaire).

Yes                            ☐                                    No                                ☒

If Yes, please identify such member(s) of FINRA that you are affiliated with or associated with, and provide the name, address and telephone number of the FINRA member or members and a detailed description of your association or affiliation.

Description:

4.                                       If you answered “Yes” to Question Number 3, please state whether such FINRA member is participating in any capacity in the Company’s Offering and the capacity in which the FINRA member is participating.

5.                                       Ownership of the Company’s Securities — Please answer Question 5 only if you answered “Yes” to any one or more of Questions 2 or 3.

Identify the number of equity securities that you currently hold or the face value of any debt securities currently owned, the date such securities were acquired, and the price paid for such securities.

Class of Securities	Number of Shares Held	Price or Other Consideration Paid for the Securities	Date of Purchase
Common Stock	2,437,249	$15,110,943.80	10/31/2008
Warrants for Common Stock	487,450	$60,9321.23 for consideration, not exercise	Not exercised

6.                                       Underwriter Affiliation

Have you ever been an employee or member of the immediate family of an employee of any investment banking or brokerage firm which will be or has been an underwriter for securities of the Company (including, but not limited to, the Securities now being registered) or, if the respondent to this questionnaire is an entity, does any member, affiliate of a member or person associated with a member own any of the entity’s outstanding common equity, preferred equity, debt securities or general, limited or special partnership interests?

Yes                              ☐                                   No                                 ☒                                 If Yes, please explain.

Explanation:

7.                                       Purchases and Sales of the Company’s Securities — Please answer Question 7 only if you answered “Yes” to any one or more of Questions 2 or 3.

A.                                     Purchases and Acquisitions

Please list below all purchases and acquisitions (including contracts for purchase or acquisition) of securities of the Company by you during the 180-day period immediately preceding the Due Date. Also include all proposed purchases and acquisitions which are to be consummated by you in whole or in part within the next 12 months. If more space is required, please attach additional sheets to this Questionnaire as necessary containing such information.

Seller or Prospective Seller	Class of Securities	Amount and Price or Other Consideration Paid for the Securities	Date of Purchase	Description of Relationship with Seller

B.                                     Sales and Dispositions

Please list below all sales and dispositions (including contracts to sell or to dispose) of securities of the Company by you during the 180-day period immediately preceding the Due Date. Also include all proposed sales and dispositions which are to be consummated by you in whole or in part within the next 12 months.

Buyer or Prospective Buyer	Class of Securities	Amount and Price or Other Consideration Paid for Securities	Date of Sale	Description of Relationship with Seller

8.                                       Have you ever had a material relationship, other than a brokerage account, with Piper Jaffray & Co. or any other underwriter, investment firm or underwriting organization which might participate in the underwriting of the Securities being registered?

Yes                            ☐                                    No                                ☒

If so, please describe such relationship and identify the party or parties involved.

9.                                       Are you now or have you ever held an interest in or been affiliated with the firms of Ernst & Young LLP, Foley & Lardner LLP or Latham & Watkins LLP?

Yes                            ☐                                    No                              ☒

If so, please identify the party or parties involved and describe such interest or affiliation.

Explanation:

Not other than using Latham & Watkins as Investors Counsel on various deals and with Ernst & Young as an audit and/or tax advisor to several portfolio companies.

10.                                 Certain relationships and related transactions

During the Company’s last three fiscal years (including the period since the end of the last fiscal year) have you, or any member of your immediate family, engaged in, or do you, or any member of your immediate family, propose to engage in any transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party and in which you, or any member of your immediate family, have had or will have any direct or indirect material interest?

Yes                            ☐                                    No                                ☒

If Yes, please explain, including identifying the nature of your, or your immediate family member’s, interest in the transaction(s), the amount of such transaction(s) and the amount of your, or your immediate family member’s, interest in the transaction(s).

Explanation:

If any such transaction involved or is to involve the purchase or sale of assets by or to the Company or any of its subsidiaries, other than in the ordinary course of business, please list the cost of the assets to the purchaser, and the cost thereof to the seller if the assets were acquired by the seller within the two years immediately prior to the transaction.

Note: Examples of possible transactions which must be disclosed are where you:

(a)          have been, or are now, or propose to be an officer, director or employee of a major creditor, customer or supplier of the Company, or any of its subsidiaries, or where you have an interest in any such creditor, customer or supplier;

(b)         are a seller, buyer, lessee or lessor of property to or from the Company or any of its subsidiaries;

(c)          are the lender or guarantor of a loan made to, or a borrower from, the Company or any of its subsidiaries;

(d)         are the debtor under an obligation which the Company or any of its subsidiaries guarantees; or

(e)          are a buyer of securities or evidences of indebtedness from the Company or any of its subsidiaries.

11.                                 Arrangements

Except as to any arrangement between the Company, Piper Jaffray & Co., Leerink Swann LLC, or any other underwriter, investment firm or underwriting organization which might participate in the underwriting of the Securities being registered, do you know of any arrangement made or to be made by any person, or of any transaction already effected:

(a)          to limit or restrict the sale of the Company’s Common Stock during the period of the proposed Offering of the Common Stock to be registered;

(b)         to stabilize the market for the Company’s Common Stock;

(c)          to withhold commissions or otherwise to hold each underwriter or dealer responsible for the distribution of his or her participation in the Offering;

(d)         to grant any discounts or the payment of any commission to any underwriter or the payment of any finder’s fee or similar payment; or

(e)          to allocate any of the Company’s Common Stock which is to be registered to you or any of your associates or to any officer or director of the Company?

Yes                            ☐                                    No                                ☒                                  If Yes, please explain.

Explanation:

The information provided above is supplied by the undersigned in response to the request of the Company in connection with the Registration Statement to be filed with the Commission pursuant to the Act and relating to the proposed Offering, and certain related filings with FINRA. The undersigned acknowledges and understands that the Company, the underwriters involved in the Offering and their counsel will rely on such answers.

If at any time prior to the commencement of the Offering any of the information set forth in my responses to this Questionnaire has changed due to passage of time, or any development occurs which

If at any time prior to the commencement of the Offering any of the information set forth in my responses to this Questionnaire has changed due to passage of time, or any development occurs which requires a change in my answers, or has for any other reason become incorrect, I hereby acknowledge and agree that I will promptly furnish any necessary or appropriate correcting information to Daniel Rees (telephone number (714) 755-2244) of Latham & Watkins LLP.

Otherwise, the Company, the underwriters involved in the Offering and their counsel are to understand that the information provided in this Questionnaire continues to be, to the best of the undersigned’s knowledge, information, and belief, complete and correct.

Dated:	8/10/09	/s/ John G. Freund
Signature

Skyline Venture Partners V, L.P.
By:	Skyline Venture Management V, LLC	John Freund
Its:	General Partner	Print Name

By:	John G. Freund	525 University Ave, Ste 520, Palo Alto, CA 94301
Its:	Managing Director	Address

650-462-5800
Phone number

650-329-1090
Fax number

E-mail address

Questions

Provide your full name and, if applicable, the full name of the corporation, partnership, trust or other entity on whose behalf you are completing this Questionnaire and in whose name the securities of the Company are registered.

John G. Freund

1.                                       Please indicate below whether you have any information pertaining to underwriting compensation and arrangements entered into or items of value received during the 180-day period immediately preceding the Due Date or to be received by any underwriter or related person or any dealings between any underwriter or related person or any member or person associated with a member on the one hand, and the Issuer, on the other hand, other than information relating to the proposed Offering of the Company’s Securities. (Certain words or phrases used in this question are defined on pages 2-3 of this Questionnaire).

Yes                            ☐                                    No                                ☒                                  If Yes, please explain.

Explanation:

2.                                       Are you:

Yes                            No

☒                                  ☐                                    (a) an officer or member of the board of directors of the Company;

☒                                  ☐                                    (b) a beneficial owner of five percent (5%) or more of any class of the Company’s securities; or **As a Managing Director of the General Partner of Skyline Venture Partners V, L.P. I may be deemed a beneficial owner, although I hereby disclaim any beneficial interest except as to any pecuniary interest therein.

☐                                    ☒                                  (c) a purchaser of the Company’s unregistered equity securities that were acquired during the 180-day period immediately preceding the Due Date (except for securities acquired through any stock bonus, pension or profit-sharing plan that qualifies under Section 401 of the Internal Revenue Code)?

3.                                       Are you:

(a)                                  A member of FINRA;

(b)                                 an affiliate of a FINRA member;

(c)                                  a person associated with a FINRA member; or

(d)                                 an underwriter or related person with respect to the proposed Offering? (Certain words or phrases used in this question are defined on pages 2-3 of this Questionnaire).

Yes                            ☐                                    No                                ☒

If Yes, please identify such member(s) of FINRA that you are affiliated with or associated with, and provide the name, address and telephone number of the FINRA member or members and a detailed description of your association or affiliation.

Description:

4.                                       If you answered “Yes” to Question Number 3, please state whether such FINRA member is participating in any capacity in the Company’s Offering and the capacity in which the FINRA member is participating.

5.                                       Ownership of the Company’s Securities — Please answer Question 5 only if you answered “Yes” to any one or more of Questions 2 or 3.

Identify the number of equity securities that you currently hold or the face value of any debt securities currently owned, the date such securities were acquired, and the price paid for such securities.

Class of Securities	Number of Shares Held	Price or Other Consideration Paid for the Securities	Date of Purchase
Common Stock	2,437,249	$15,110,943.80	10/31/2008
Warrants for Common Stock	487,450	$60,9321.23 for consideration, not exercise	Not exercised

6.                                  Underwriter Affiliation

Have you ever been an employee or member of the immediate family of an employee of any investment banking or brokerage firm which will be or has been an underwriter for securities of the Company (including, but not limited to, the Securities now being registered) or, if the respondent to this questionnaire is an entity, does any member, affiliate of a member or person associated with a member own any of the entity’s outstanding common equity, preferred equity, debt securities or general, limited or special partnership interests?

Yes                            ☐                                    No                                ☒                                  If Yes, please explain.

Explanation:

7.                                       Purchases and Sales of the Company’s Securities — Please answer Question 7 only if you answered “Yes” to any one or more of Questions 2 or 3.

A.                                Purchases and Acquisitions

Please list below all purchases and acquisitions (including contracts for purchase or acquisition) of securities of the Company by you during the 180-day period immediately preceding the Due Date. Also include all proposed purchases and acquisitions which are to be consummated by you in whole or in part within the next 12 months. If more space is required, please attach additional sheets to this Questionnaire as necessary containing such information.

Seller or Prospective Seller	Class of Securities	Amount and Price or Other Consideration Paid for the Securities	Date of Purchase	Description of Relationship with Seller

B.                                Sales and Dispositions

Please list below all sales and dispositions (including contracts to sell or to dispose) of securities of the Company by you during the 180-day period immediately preceding the Due Date. Also include all proposed sales and dispositions which are to be consummated by you in whole or in part within the next 12 months.

Buyer or Prospective Buyer	Class of Securities	Amount and Price or Other Consideration Paid for Securities	Date of Sale	Description of Relationship with Seller

8.                                       Have you ever had a material relationship, other than a brokerage account, with Piper Jaffray & Co. or any other underwriter, investment firm or underwriting organization which might participate in the underwriting of the Securities being registered?

Yes                            ☐                                    No                                ☒

If so, please describe such relationship and identify the party or parties involved.

9.                                       Are you now or have you ever held an interest in or been affiliated with the firms of Ernst & Young LLP, Foley & Lardner LLP or Latham & Watkins LLP?

Yes                            ☐                                    No                                ☒

If so, please identify the party or parties involved and describe such interest or affiliation.

Explanation:

Not other than using Latham & Watkins as Investors Counsel on various deals and with Ernst & Young as an audit and/or tax advisor to several portfolio companies.

10.                                 Certain relationships and related transactions

During the Company’s last three fiscal years (including the period since the end of the last fiscal year) have you, or any member of your immediate family, engaged in, or do you, or any member of your immediate family, propose to engage in any transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party and in which you, or any member of your immediate family, have had or will have any direct or indirect material interest?

Yes                            ☐                                    No                                ☒

If Yes, please explain, including identifying the nature of your, or your immediate family member’s, interest in the transaction(s), the amount of such transaction(s) and the amount of your, or your immediate family member’s, interest in the transaction(s).

Explanation:

If any such transaction involved or is to involve the purchase or sale of assets by or to the Company or any of its subsidiaries, other than in the ordinary course of business, please list the cost of the assets to the purchaser, and the cost thereof to the seller if the assets were acquired by the seller within the two years immediately prior to the transaction.

Note: Examples of possible transactions which must be disclosed are where you:

(a)          have been, or are now, or propose to be an officer, director or employee of a major creditor, customer or supplier of the Company, or any of its subsidiaries, or where you have an interest in any such creditor, customer or supplier;

(b)         are a seller, buyer, lessee or lessor of property to or from the Company or any of its subsidiaries;

(c)          are the lender or guarantor of a loan made to, or a borrower from, the Company or any of its subsidiaries;

(d)         are the debtor under an obligation which the Company or any of its subsidiaries guarantees; or

(e)          are a buyer of securities or evidences of indebtedness from the Company or any of its subsidiaries.

11.                                 Arrangements

Except as to any arrangement between the Company, Piper Jaffray & Co., Leerink Swann LLC, or any other underwriter, investment firm or underwriting organization which might participate in the underwriting of the Securities being registered, do you know of any arrangement made or to be made by any person, or of any transaction already effected:

(a)          to limit or restrict the sale of the Company’s Common Stock during the period of the proposed Offering of the Common Stock to be registered;

(b)         to stabilize the market for the Company’s Common Stock;

(c)          to withhold commissions or otherwise to hold each underwriter or dealer responsible for the distribution of his or her participation in the Offering;

(d)         to grant any discounts or the payment of any commission to any underwriter or the payment of any finder’s fee or similar payment; or

(e)          to allocate any of the Company’s Common Stock which is to be registered to you or any of your associates or to any officer or director of the Company?

Yes                            ☐                                    No                                ☒                                  If Yes, please explain.

Explanation:

The information provided above is supplied by the undersigned in response to the request of the Company in connection with the Registration Statement to be filed with the Commission pursuant to the Act and relating to the proposed Offering, and certain related filings with FINRA. The undersigned acknowledges and understands that the Company, the underwriters involved in the Offering and their counsel will rely on such answers.

If at any time prior to the commencement of the Offering any of the information set forth in my responses to this Questionnaire has changed due to passage of time, or any development occurs which

If at any time prior to the commencement of the Offering any of the information set forth in my responses to this Questionnaire has changed due to passage of time, or any development occurs which requires a change in my answers, or has for any other reason become incorrect, I hereby acknowledge and agree that I will promptly furnish any necessary or appropriate correcting information to Daniel Rees (telephone number (714) 755-2244) of Latham & Watkins LLP.

Otherwise, the Company, the underwriters involved in the Offering and their counsel are to understand that the information provided in this Questionnaire continues to be, to the best of the undersigned’s knowledge, information, and belief, complete and correct.

Dated:	8/10/09	/s/ John G. Freund
Signature

John Freund, Director
Print Name

525 University Ave, Ste 520, Palo Alto, CA 94301
Address

650-462-5800
Phone number

650-329-1090
Fax number

E-mail address

Exhibit H

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the common stock of MAKO Surgical Corporation is filed on behalf of each of the undersigned.

Dated: March 16, 2010

SKYLINE VENTURE PARTNERS V, L.P.

By:	Skyline Venture Management V, LLC
Its:	General Partner

By:	/s/ John Freund

Name:	John Freund
Manager

SKYLINE VENTURE MANAGEMENT V, LLC

By:	/s/ John Freund

Name:	John Freund
Manager

/s/ John Freund
John Freund

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)